Exhibit 1.02

Harman International Industries, Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report for the year ended December 31, 2013 (“CMR”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to herein as the “Covered Countries”). Tin, tungsten, tantalum and gold will herein be referred to as the 3TGs for discussion purposes.

Harman International Industries, Incorporated (herein referred to as “HARMAN,” the “Company,” “we,” “us,” or “our”) has reason to believe that some of the 3TGs present in our supply chain may have originated in the Covered Countries. We are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the Securities and Exchange Commission (“SEC”) a CMR as an Exhibit to Form SD.

1.	Company Overview

This report has been prepared by HARMAN management. The information set forth in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

We believe we are a worldwide leader in the development, manufacture and marketing of high quality, high-fidelity audio products, lighting solutions and electronic systems, as well as digitally integrated audio and infotainment systems for the automotive industry. We also believe that we are a leader in digitally integrated infotainment and audio systems for the automotive industry.

Infotainment

Our Infotainment segment designs, manufactures and markets infotainment systems for vehicle applications to be installed primarily as original equipment by automotive manufacturers. Our infotainment systems are a combination of information and entertainment components that may include or control GPS navigation, traffic information, Bluetooth, voice-activated telephone, texting and climate control, multi-seat entertainment, digital media compatibility, wireless Internet access, hard disk recording and MP3 playback. We also have a connected radio platform which targets the entry-level segment and provides the ability to add smart-phone connectivity, turn-by-turn navigation and voice prompts. Our infotainment systems also integrate driver safety capabilities such as lane guidance, traffic sign recognition, pre-crash emergency braking, adaptive cruise control and night vision.

Lifestyle

Our Lifestyle segment designs, manufactures and markets automotive audio systems for vehicle applications to be installed primarily as original equipment by automotive manufacturers, and a wide range of mid- to high-end loudspeaker and electronics for home, multimedia and mobile applications.

Home applications include dedicated home audio and theater systems, as well as distributed systems that provide multi-zone high-quality audio and video. Multimedia applications comprise a wide-range of innovative accessories such as ear buds and noise cancelling headphones that enhance the sound of portable electronic devices. Our branded home audio products for multimedia applications are primarily designed to enhance sound for Apple’s iPad®, iPod® and iPhone® products, as well as other MP3 players. We provide transducers and built-in speakers for notebook computers. Additionally, we provide an extensive line of audio systems for personal computers. Aftermarket mobile products include speakers, amplifiers and digital signal processors that deliver high-quality in-car audio.

Professional

Our Professional segment designs, manufactures and markets an extensive range of loudspeakers, power amplifiers, digital signal processors, microphones, headphones, mixing consoles, lighting systems and information delivery systems used by audio professionals in concert halls, stadiums, airports, houses of worship and other public spaces. We design products for recording, broadcast, cinema and music reproduction applications. We also provide high-quality products to the sound reinforcement, music instrument support and broadcast and recording segments of the professional audio market.

Our Professional segment also offers complete systems solutions for professional installations and users around the world. Our products can be linked by our HiQnet® network protocol, which provides a central digital network for audio professionals to control different aspects of a complex system. We also provide full lighting solutions for the entertainment, architectural and commercial sectors.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

CONFLICT MINERALS POLICY STATEMENT

BACKGROUND

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires publicly traded companies in the United States to conduct due diligence on their supply chains and to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” and whether the production of any “conflict minerals” directly or indirectly finances or benefits armed groups in the Democratic Republic of the Congo (“DRC”) and surrounding countries.

“Conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold.

OUR COMMITMENT

Harman is committed to sound ethical practices and full compliance with all applicable laws and regulations. We support ending the violence and human rights violations in the mining of conflict minerals from the DRC and surrounding countries. Harman is also committed to increasing supply chain transparency in order to identify the sources of conflict minerals as accurately as possible and working toward avoiding the use of conflict minerals that directly or indirectly finance conflict in the DRC.

As Harman does not source directly from smelters or mines, we are surveying our global supply chain to identify measures being taken by our suppliers to track the source of minerals used in products manufactured at their facilities. It is our expectation that our suppliers will adopt policies and procedures with respect to conflict minerals that will enable us to reasonably assure products supplied to Harman are conflict-free (i.e., do not directly or indirectly finance conflict in the DRC).

Harman will continue to evaluate our policies and collaborate with other companies and trade organizations to share information and approaches that aid with rule compliance, while applying the OECD due diligence process as part of our compliance effort.

EXPECTATIONS OF SUPPLIERS

Harman expects our suppliers to work with us to reach “DRC conflict free” status. We expect our suppliers, at a minimum, to:

•	Establish a conflict mineral policy consistent with Harman’s Conflict Minerals Policy;

•	Complete Harman’s Conflict Minerals survey, identifying products they sell to Harman and the smelter that provided the original conflict minerals; and

•	On an annual basis, provide a report to support Harman’s SEC reporting requirements.

For additional information about our commitment to responsible sourcing and other human rights, see our Supplier Code of Conduct.

Our Conflict Minerals Policy Statement is publicly available on our website at http://www.harman.com/EN-US/OurCompany/ResponsibleBusiness/Pages/SupplierCodeOfConduct.aspx.

2.	Description of Reasonable Country of Origin Inquiry (“RCOI”)

It was decided to conduct a survey of all our direct material suppliers (suppliers that provided materials used in HARMAN’s products). We began our scoping process by completing a supplier list extraction from a list of all of HARMAN’s suppliers. This list was then filtered to remove:

•	Suppliers of services and indirect materials (such as capital equipment, information technology, office supplies, and other goods other than production parts); and

•	Inactive suppliers (minimum 24 months since last purchase).

This ensures that all suppliers surveyed provided items to HARMAN that were used in final HARMAN products in calendar year 2013. Once the filtering was completed, HARMAN populated the list with contact information and this list, composed of 742 suppliers, was then provided to Assent Compliance Inc. (“Assent”) for upload to their Assent Compliance Manager Software as a Solution (“SaaS”) system.

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the product as HARMAN could not definitively determine the presence or absence of 3TGs in all parts supplied to them for our products. As part of the EICC-GeSI form, Question 1 allows for further scoping as it asks suppliers whether any of the 3TGs are necessary to the functionality or production of their products. Assent conducted additional analysis of the supply chain and, combined with supplier feedback, 5.66 percent of suppliers provided a response that allowed Assent and HARMAN to remove these suppliers from the scope of the conflict minerals regulation. The factors considered in Assent’s secondary analysis and the information provided that removed these suppliers from the scope include:

•	The product they supply is packaging. (Labels do not count as packaging).

•	Parts that do not end up in the final product. This includes equipment used to make the product but is not a part of the actual product itself (e.g., industrial equipment, computers, etc.)

•	Test Labs (i.e., providers that test the resistance or durability of a product).

•	Suppliers of services and indirect materials that had not been previously identified.

•	Any inactive supplier that had not been previously identified.

Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform that enables its users to complete and track supplier communications. It also allows suppliers to upload completed EICC-GeSI forms directly to the platform for red flag assessment and management.

Non-responsive suppliers were contacted a minimum of three times by the Assent Compliance Manager and then were also managed by the Assent Compliance supply chain team in one on one communications. This included two to three follow ups from the supply chain team.

Assent communications included training and education on the completion of the EICC-GeSI form to alleviate any remaining confusion with suppliers. All of these communications were monitored and tracked in Assent’s system for future reporting and transparency.

3.	Due Diligence Process

3.1	Design of Due Diligence

Our due diligence measures have been designed to conform with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

The due diligence process, as completed by Assent, is a two stage data analysis that pushes all supplier responses towards compliance:

•	Stage 1 - Pass/Fail - Did the supplier pass our minimum Pass/Fail criteria from the EICC-GeSI form?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC-GeSI response?

The goal is to get all suppliers into the “Approved” status.

During Stage 1, the minimum pass/fail criteria were established. Based on the EICC-GeSI form, the focus of the pass-fail criteria is on the “company” questions in the lower section of the EICC-GeSI form: Questions A, E, H and I must equal yes. These shed light on a company’s compliance with the process, due diligence and responsibility aspects of conflict minerals compliance rather than whether they know where 3TGs are from or if they have yet received all the answers from all the suppliers.

At this stage in conflict minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown.” It is also recognized that tracing processes are evolving and that RCOI and due diligence processes must take into account factors such as these. The “company” questions are:

A.	Do you have a policy in place that includes DRC conflict-free sourcing?

E.	Have you implemented due diligence measures for conflict-free sourcing?

H.	Do you verify due diligence information received from your suppliers?

I.	Does your verification process include corrective action management?

When suppliers meet or exceed these criteria (Yes to at least A, E, H and I), they are deemed to have passed. When suppliers fail to meet these criteria, they are deemed to have failed.

Suppliers who “Fail” are contacted for a discussion on their EICC-GeSI form response with the goal of correcting their current status to a “Pass.” The objective is to allow suppliers to understand the requirements to meet the minimum Pass criteria and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and communications are documented for future reference. They are necessary for reporting and demonstration of our due diligence process. The long term goal of the due diligence process is to get all suppliers to meet the “Pass” criteria.

During Stage 2, a supplier typically only proceeds to verification once they meet the “Pass” criteria. Until that point in time they remain at Stage 1, which is essentially the Supplier Corrective actions stage. Formal verification will be a vital component of the conflict minerals program moving forward as Year 1 concentrated on gathering responses and on those responses that have been deemed a “Fail.” During formal verification, Assent contacts the suppliers who have met the “Pass” criteria and supporting documentation is requested that validates the claims made on the EICC-GeSI form. Supporting documentation requests include a copy of the supplier’s conflict minerals policy and an outline of their due diligence and corrective actions measures.

Stage 2 is also the stage where Assent has begun verifying smelter information. Smelter information is corrected, reviewed and alternate/duplicate information is removed. Assent reviews the responses and supporting documentation in order to verify the supplier’s response and to “Approve” them. All this data and correspondence will be stored and tracked for future reporting and demonstration of the due diligence process.

One of the strengths of this approach is that it incorporates the first three steps of the OECD guidelines:

•	Establish a Management System;

•	Identification of Risk; and

•	Strategy to Respond to Risk.

In special circumstances, a supplier can proceed to the Supplier Verification stage even if they failed their EICC-GeSI form or did not submit one. In those instances, Assent may be gathering supporting documentation that supports a claim of DRC Conflict Free.

3.2	Management Systems

As described above, HARMAN has adopted a conflict minerals policy which is posted on our website at http://www.harman.com/EN-US/OurCompany/ResponsibleBusiness/Pages/SupplyChain.aspx.

Internal Team

HARMAN has established a management system for conflict minerals. Our management system is sponsored by the General Counsel as well as executive-level representatives and a team of subject matter experts from relevant functions such as legal, procurement and engineering, who are responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the automotive and consumer and professional electronics sectors. Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all HARMAN employees, our Supplier Code of Conduct, and a supplier conflict minerals contract clause which is further described below.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of 3TGs and smelters. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with selected suppliers to ensure they provide the 3TG sourcing information until the contracts can be amended.

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent:

•	provided education on the conflict minerals regulation as well as the expectations of the law and for a continued business relationship; and

•	leveraged the existing communications within HARMAN, specifically our procurement department, to encourage their interactions with Assent as well as understand the requirement for completion.

Feedback from this engagement has allowed us to enhance the training and to focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of HARMAN’s policies. We have adopted a policy to retain relevant documentation for a period of five years.

3.3	Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Risks and red flags are identified automatically in the Assent system based on criteria established for supplier responses in the Conflict Policy document and Management System. Red flag responses are dealt with directly by Assent Compliance supply chain staff who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status. All of the information and findings from this process are stored in a database that can be audited by internal and external parties.

3.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, HARMAN has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Refer to Stages 1 and 2 of the due diligence process outlined above. “Fail” is a risk that is dealt with by implementing supplier corrective action measures which ensure HARMAN suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is then verified through an assessment of supporting data, including smelter information, in Stage 2. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent. As the program progresses, contacts via email and phone by HARMAN procurement team members will be completed as an escalation to ensure the importance of a response via EICC-GeSI forms to Assent and the required cooperation for compliance with the conflict minerals rules will be emphasized.

We engage with any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD Guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

4.	Due Diligence Results

Survey Responses

We received responses from 31.27 percent of the 742 suppliers surveyed. Of these, 6.33 percent were deemed as out of scope, as noted above. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide revised responses.

Of the received responses, based on the criteria noted above, 29.7 percent of responses failed and were followed up on. Of the suppliers contacted for additional information and clarification, 2.43 percent responded, and the remainder are still working with Assent to provide sufficient information to be deemed as a “Pass” and move on to Stage 2.

Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to HARMAN. We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelter lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners but many of these did not include smelter IDs. Year 2 of HARMAN’s conflict minerals program will focus on vetting smelter data including:

•	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned.

•	Requiring the use of the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.

•	Suppliers will also be requested to inform HARMAN of the correlation between these smelters and the products and parts they supply to HARMAN.

•	A comparison of these facilities to the CFSI list of smelters.

•	Efforts to determine mine or location of origin.

As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

5.	Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Expand the number of suppliers requested to supply information.

c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.	Engage any of our suppliers found to be supplying us with 3TG from sources that directly or indirectly finance armed conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such armed conflict.

e.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.